VIA SEDAR+	May 21, 2025

Alberta Securities Commission

British Columbia Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission

Autorité des marchés financiers
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
The Office of the Superintendent of Securities, Prince Edward Island
Office of the Superintendent of Securities, Service Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: Dolly Varden Silver Corp. (the "Issuer")
Prospectus Supplement dated May 21, 2025 to Final Short Form Base Shelf Prospectus dated April 25, 2023

I refer you to prospectus supplement (the "Prospectus Supplement") of the Issuer dated May 21, 2025 relating to the qualification of 295,699 common shares of the Issuer (the "Offered Shares") at a price of $3.72 per Offered Share (the "Offering").

I consent to being named in the Prospectus Supplement under the heading "Interests of Experts" in connection with my involvement in the preparation or certification of certain statements of a technical or scientific nature contained or incorporated by reference in the Prospectus Supplement and to the use of such statements, or any portion thereof. I further consent to the use of my name in the Prospectus Supplement and any amendments or supplement thereto.

I hereby confirm that I have read the Prospectus Supplement and all information incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that is derived from the statements referred to above or that is within my knowledge as a result of the services I performed in connection with the preparation of the Prospectus Supplement.

Yours truly,

"Robert van Egmond"

Robert van Egmond, P. Geo
Vice-President Exploration